UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

Stammtisch Investments LLC

9 Federal Street

Easton, Maryland 21601
(410) 770-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stammtisch Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,096,553
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,124,121
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,096,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%(1)
14	TYPE OF REPORTING PERSON OO

[1]

Based on 115,446,401 shares of common stock, par value $0.001 per share, of TeraWulf Inc. (the “Issuer”) issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul B. Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,587,197
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 40,103,058
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,587,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.5%(2)
14	TYPE OF REPORTING PERSON IN

[2]	Based on 115,446,401 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bayshore Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 14,339,040
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,339,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%(3)
14	TYPE OF REPORTING PERSON OO

[3]	Based on 115,446,401 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bryan Pascual
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 14,589,040
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,589,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%(4)
14	TYPE OF REPORTING PERSON IN

[4]	Based on 115,446,401 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lucky Liefern LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 654,706
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 654,706
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(5)
14	TYPE OF REPORTING PERSON OO

[5]	Based on 115,446,401 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heorot Power Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 375,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 375,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(6)
14	TYPE OF REPORTING PERSON CO

[6]	Based on 115,446,401 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Somerset Operating Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,510,638
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,510,638
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,510,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(7)
14	TYPE OF REPORTING PERSON OO

[7]	Based on 115,446,401 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 9 of 12

Item 1. Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022 and Amendment No. 2 thereto, filed with the Commission on September 2, 2022 (the “Schedule 13D”) and is filed by (i) Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”), (ii) Mr. Paul B. Prager, (iii) Bayshore Capital LLC, a Puerto Rico limited liability company (“Bayshore”), (iv) Mr. Bryan Pascual, (v) Lucky Liefern LLC (“Lucky Liefern”), (vi) Heorot Power Holdings LLC (“Heorot”) and (vii) Somerset Operating Company, LLC (“Somerset”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.  The purpose of this Amendment No. 3 is to disclose recent transactions identified in Item 3.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

On April 11, 2022, Bayshore purchased 158,629 shares of Common Stock from the Issuer at a price of $7.88 per share.

On September 29, 2022, Stammtisch distributed 4,755,852 shares of Common Stock to its members. Such shares were distributed to such members on a pro rata basis. As a result of such distribution, Stammtisch beneficially owns 44,096,553 shares of Common Stock.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 115,446,401 shares of Common Stock issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

(a)	and (b)

(i)	As of the date of this Schedule 13D, Stammtisch may be deemed to be the beneficial owner of 44,096,553 shares of the Common Stock (approximately 38.2% of the Common Stock), 26,124,121 of which it holds directly and 17,972,432 of which it exercises voting authority pursuant to irrevocable voting proxies executed by Bayshore and other holders in favor of Stammtisch. Stammtisch may be deemed to have sole voting power with respect to 44,096,553 shares of the Common Stock and sole dispositive power with respect to 26,124,121 shares of the Common Stock. Stammtisch disclaims beneficial ownership of such shares of the Common Stock, except with respect to 25,124,121 shares of the Common Stock it holds directly.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 10 of 12

(ii)	As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 67,587,197 shares of the Common Stock (approximately 58.5% of the Common Stock). Of such 67,587,197 shares of the Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 44,096,553 shares of the Common Stock by virtue of his position as the sole manager and president of Stammtisch, 654,706 shares of the Common Stock by virtue of his position as the managing member of Lucky Liefern, 375,000 shares of the Common Stock by virtue of his position as the sole managing member of Heorot, 8,510,638 shares of the Common Stock by virtue of his position as the sole managing member of Somerset, and 14,267,559 shares of the Common Stock owned by various individuals, trusts and limited liability companies by virtue of irrevocable voting proxies executed by such individuals, trusts and limited liability companies in favor of Mr. Paul B. Prager. Mr. Paul B. Prager may be deemed to have sole voting power with respect to 67,587,197 shares of the Common Stock and sole dispositive power with respect to 35,664,465 shares of the Common Stock. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of the Common Stock

(iii)	As of the date of this Schedule 13D, Bayshore may be deemed to be the beneficial owner of 14,339,040 shares of the Common Stock (approximately 12.4% of the Common Stock), which it holds directly. Bayshore may be deemed to have sole dispositive power with respect to such shares of the Common Stock.
(iv)	As of the date of this Schedule 13D, Mr. Bryan Pascual may be deemed to be the beneficial owner of 14,589,040 shares of the Common Stock (approximately 12.6% of the Common Stock). Of such 14,589,040 shares of the Common Stock, Mr. Bryan Pascual has a beneficial ownership interest with respect to the 14,339,040 shares of the Common Stock by virtue of the BJP Revocable Trust’s position as the controlling member of Bayshore, and with respect to 250,000 shares of the Common Stock into which the shares of Series A Preferred Stock held by the BJP Revocable Trust are convertible as of March 21, 2022. Mr. Bryan Pascual may be deemed to have sole dispositive power with respect to the 14,589,040 shares of the Common Stock.
(v)	As of the date of this Schedule 13D, Lucky Liefern may be deemed the beneficial owner of 654,706 shares of the Common Stock (approximately 0.6% of the Common Stock), which it holds directly. Lucky Liefern may be deemed to have sole dispositive power with respect to such shares of the Common Stock.
(vi)	As of the date of this Schedule 13D, Heorot may be deemed the beneficial owner of 375,000 shares of the Common Stock (approximately 0.3% of the Common Stock), which it holds directly. Heorot may be deemed to have sole dispositive power with respect to such shares of the Common Stock.
(vii)	As of the date of this Schedule 13D, Somerset may be deemed the beneficial owner of 8,510,638 shares of the Common Stock (approximately 7.4% of the Common Stock), which it holds directly. Somerset may be deemed to have sole dispositive power with respect to such shares of the Common Stock.

The information set forth in Item 3 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:

CUSIP No. 88080T 104	SCHEDULE 13D	Page 11 of 12

Further Additional Proxies

On September 29, 2022, in connection with the pro rata distribution by Stammtisch of 4,755,852 shares of Common Stock, the Stammtisch members who received those shares executed irrevocable voting proxies (the “Further Additional Proxies”) in favor of Mr. Paul B. Prager for a term commencing upon execution and continuing until such time thereafter as Stammtisch and its affiliates no longer beneficially own shares representing at least a majority of the voting power of all outstanding shares of the Issuer’s capital stock. In addition, the holders have agreed to promptly notify Stammtisch of any acquisition and to promptly notify Stammtisch in advance of any contemplated disposition.

References to, and descriptions of, the Further Additional Proxies set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Additional Proxies, which are filed as Exhibits 24 through 29 hereto and are incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 24:	Irrevocable Voting Proxy, dated as of September 29, 2022, made by Mila Barrett.
Exhibit 25:	Irrevocable Voting Proxy, dated as of September 29, 2022, made by Stefanie C. Fleischmann.
Exhibit 26:	Irrevocable Voting Proxy, dated as of September 29, 2022, made by Kelly A. Jarvis.
Exhibit 27:	Irrevocable Voting Proxy, dated as of September 29, 2022, made by Nazar M. Khan.
Exhibit 28:	Irrevocable Voting Proxy, dated as of September 29, 2022, made by Kerri M. Langlais.
Exhibit 29:	Irrevocable Voting Proxy, dated as of September 29, 2022, made by James Notaris.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2022

STAMMTISCH INVESTMENTS LLC

By: _/s/ Paul B. Prager________________
 Paul B. Prager
 President and Manager

_/s/ Paul B. Prager________________
 PAUL B. PRAGER

BAYSHORE CAPITAL LLC

By: _/s/ Bryan Pascual________________
 Bryan Pascual
 Chief Executive Officer, President and Secretary

_/s/ Bryan Pascual________________
 BRYAN PASCUAL

LUCKY LIEFERN, LLC

By: _/s/ Paul B. Prager________________
 Paul B. Prager
 Managing Member

HEOROT POWER HOLDINGS, LLC

By: _/s/ Paul B. Prager________________
 Paul B. Prager
 Managing Member

SOMERSET OPERATING COMPANY, LLC

By: _/s/ Paul B. Prager________________
 Paul B. Prager
 Managing Member

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).